NewsRelease

TransCanada Appoints New Independent Director

Calgary, Alberta – September 9, 2015 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced the appointment of a new independent director, Mr. John E. Lowe, effective immediately.

Mr. Lowe currently serves as the non-executive Chairman of Apache Corporation’s board of directors and also on the board of directors for Phillips 66. He also acts as a Senior Executive Adviser at Tudor Pickering, Holt & Co. LLC, an energy investment and merchant banking firm.

Mr. Lowe has previously served as a director of Agrium Inc., DCP Midstream LLC and its wholly-owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP, and Chevron Phillips Chemical Co. LLC.  During his career, he held various executive and management positions with ConocoPhillips over a span of 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips, Executive Vice President of Exploration & Production and Executive Vice President of Commercial.

Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, is on the Katy ISD Education Foundation Board and is on the Board of Advisors of Kelce School at Pittsburg State University.

He holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

 ”We are very pleased to welcome Mr. Lowe as our newest director,” said Barry Jackson, chair of TransCanada’s board of directors. "Mr. Lowe’s extensive management and leadership skills and wealth of experience in the oil and gas and energy industries are a valuable addition to the board of directors for TransCanada. We look forward to his future contributions to TransCanada, which will further our vision to become the leading energy infrastructure company in North America."

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522